January 21, 2025

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:	Jimmy McNamara

Suzanne Hayes

Sasha Parikh

Kevin Vaughn

Re:	Maze Therapeutics, Inc.

Registration Statement on Form S-1

Filed January 7, 2025

File No. 333-284164

Ladies and Gentlemen:

We are submitting this letter on behalf of Maze Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 25, 2024 regarding the Company’s Draft Registration Statement on Form S-1 submitted on June 21, 2024 (CIK No. 0001842295) (the “June Letter”), and the Staff’s letter dated January 15, 2025 (the “January Letter” and together with the June Letter, the “Letters”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-284164) filed with the Commission on January 7, 2025 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letters and the Staff’s comments are presented in bold italics. Capitalized terms used and not otherwise defined herein have the same meanings as specified in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY MAZE THERAPEUTICS, INC.

U.S. Securities and Exchange Commission

January 21, 2025

In advance of the Company’s filing of an amendment to the Registration Statement (the “Amendment”), we respectfully request that the Staff review supplementally proposed changes that address the comments from the January Letter (the “Proposed Changes”). For your convenience, we have restated the Staff’s comments from the Letters below in their entirety in bold italics, followed by the corresponding responses from the Company. The Proposed Changes are attached hereto as Exhibits A and B.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Registration Statement on Form S-1

Notes to the condensed financial statements

Note 13. Subsequent Events, page F-49

1.	Please revise to address the following:

•

Disclose the incremental cost of repricing your 32,935,592 outstanding stock options to be recognized in the fourth quarter and subsequent to the fourth quarter and your accounting for the modification.

•

You disclose here that from October 1, 2024 through January 7, 2025, you granted a total of 16,104,100 stock options. Please reconcile this with your table on page 3 of your response letter dated January 10, 2025 that appears to indicate you granted new 16,128,100 options on December 9, 2024.

•	Revise your footnote to separately quantify the new options you granted in December 2024.

•

Revise your section titled Common stock valuations on page 110 to quantify the new options granted as well as the options that were repriced in December 2024, including the exercise price and valuation used for the underlying common stock. Explain how this valuation compares to the conversion price of the Series D issued in November 2024 as well as the price range in the offering prospectus.

In response to the Staff’s comment, the Company expects to revise page F-49 as set forth in the Proposed Changes on Exhibit A to disclose the incremental cost and accounting treatment of repricing the Company’s 32,935,592 outstanding stock options as well as to clarify that 16,128,100 stock options were granted between October 1, 2024 and January 7, 2025 (all of which were granted on December 9, 2024).

U.S. Securities and Exchange Commission

January 21, 2025

The Company further expects to revise the section entitled Common stock valuations on page 110 of the Registration Statement as set forth in the Proposed Changes on Exhibit B, with marks to show the changes to be made to the disclosure in the Amendment.

Draft Registration Statement on Form S-1

Employment Agreements, page 159

26. We note your disclosure that you intend to enter into new employment agreements with certain senior management personnel in connection with this offering. We also note your disclosure on page 50 that you entered into employment agreements with your executive officers. Please reconcile or otherwise advise.

In response to the Staff’s comment, the Company expects to revise page 175 of the Registration Statement to confirm that it has entered into new employment agreements with certain senior management personnel.

* * * * * * *

Should the Staff have additional questions or comments regarding the forgoing, please do not hesitate to contact me at (206) 389-4553, or in my absence, Ryan Mitteness at (206) 389-4533 or Effie Toshav at (206) 389-4576.

Sincerely,

/s/ Amanda Rose, Esq.
Amanda Rose
Partner

FENWICK & WEST LLP

cc:

Jason Coloma, Chief Executive Officer

Courtney Phillips, General Counsel

Maze Therapeutics, Inc.

Effie Toshav, Esq.

Ryan Mitteness, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

Alan F. Denenberg, Esq.

U.S. Securities and Exchange Commission

January 21, 2025

Emily Roberts, Esq.

Elsie Cheang, Esq.

Davis Polk & Wardwell LLP

U.S. Securities and Exchange Commission

January 21, 2025

Exhibit A

Revised Footnote 13

13.	Subsequent events

The Company evaluated subsequent events for recognition and measurement purposes through January 7, 2025, the date the condensed financial statements were available for issuance.

In November 2024, the Company issued 54,394,445 shares of its Series D redeemable convertible preferred stock at $1.3792 per share for gross proceeds of $75.0 million. Simultaneously with the closing of this Series D redeemable convertible preferred stock financing, or Series D Financing, the Convertible Promissory Notes, including accrued interest, converted into 39,395,572 shares of the Company’s Series D-1 redeemable convertible preferred stock at a discount factor of 0.2 relative to the price paid by the Series D investors. In connection with the Series D Financing, the Company (i) amended and restated its certificate of incorporation to increase the shares authorized for issuance to 410,000,000 shares of common stock and 298,205,027 shares of preferred stock, (ii) increased the shares authorized for issuance under its 2019 Equity Incentive Plan by 20,726,731 shares and (iii) adjusted the conversion ratios of the outstanding Series B redeemable convertible preferred stock and Series C redeemable convertible preferred stock from 1.00 to 1.1676 and from 1.00 to 1.1791, respectively, to effect the anti-dilution adjustments triggered by the Series D Financing. As a result of the adjustments to the conversion ratios, the Company reduced the amount of income available to existing stockholders by $15.0 million, in the form of a deemed dividend from its accumulated deficit, in accordance with ASC 260, Earnings Per Share.

~~From October 1,~~

In December 2024 ~~through January 7, 2025~~, the Company granted a total of 16,104128,100 stock options with an exercise price of $1.08 per share, including 8,128,600 stock options granted to executive officers and members of its board of directors.

In December 2024, the Company completed a repricing of 32,935,592 outstanding stock options, which adjusted the exercise price of such stock options to $1.08 per share, including with respect to 18,991,979 outstanding stock options held by executive officers and members of its board of directors. Of those stock options, an option to purchase 500,000 shares held by the Company’s Chief Executive Officer was amended to change the performance vesting condition such that the option will fully vest if (i) the Company’s stock price is equal to or greater than $4.00 per share (as may be adjusted for stock splits) on average over a 20-day trading period or (ii) the Company is acquired at a stock price equal to or greater than $4.00 per share (as may be adjusted for stock splits), in each case subject to the grantee’s continued service relationship with the Company. The stock option repricing was treated as a modification in accordance with ASC 718, Compensation — Stock Compensation, and resulted in additional stock-based compensation expense of $0.7 million, of which $0.3 million will be recognized for vested stock options in December 2024. The remaining $0.4 million of additional stock-based compensation expense will be recognized over the remainder of the vesting periods for unvested stock options.

U.S. Securities and Exchange Commission

January 21, 2025

Exhibit B

Proposed revised “—Common stock valuations” section

Common stock valuations

The grant date fair value of our common stock has been determined by our board of directors with the assistance of management and an independent third-party valuation specialist. The grant date fair value of our common stock was determined using valuation methodologies which utilizes certain assumptions including probability weighting of events, volatility, time to liquidation, a risk-free interest rate, and an assumption for a discount for lack of marketability (Level 3 inputs). In determining the fair value of our common stock, the methodologies used to estimate our enterprise value were performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The methodology to determine the fair value of our common stock included estimating the fair value of the enterprise using a market approach, which estimates the fair value of a company by including an estimation of the value of the business based on guideline public companies under a number of different scenarios. The assumptions used to determine the estimated fair value of our common stock are based on numerous objective and subjective factors, combined with management judgment, including external market conditions affecting the pharmaceutical and biotechnology industry and trends within the industry; our stage of development; the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock; the prices at which we sold shares of our redeemable convertible preferred stock; our financial condition and operating results, including our levels of available capital resources; the progress of our research and development efforts and business strategy; equity market conditions affecting comparable public companies; general U.S. market conditions; and the lack of marketability of our common stock.

The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, we considered the following methods:

•

Option Pricing Method. Under the Option Pricing Method, or OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•

Hybrid Method. The hybrid method is a Probability-Weighted Expected Return Method, or PWERM, where the equity value in one of the scenarios is calculated using the OPM. The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

U.S. Securities and Exchange Commission

January 21, 2025

Based on our early stage of development and other relevant factors, we determined that an OPM was the most appropriate method for allocating our enterprise value to determine the estimated fair value of our common stock for valuations prior to the fourth quarter of 2020. After this date, we used the hybrid method to determine the estimated fair value of our common stock. The hybrid method is appropriate for a company expecting a near-term liquidity event. In determining the estimated fair value of our common stock, we considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity.

In December 2024 we issued 16,128,100 stock options with an exercise price of $1.08 per share and repriced 32,935,592 outstanding stock options to adjust their exercise price to $1.08 per share. In determining the estimated fair value of our common stock to be $1.08 per share, our board of directors, with the assistance of management and an independent third-party valuation specialist, employed the hybrid method valuation, prepared on a minority, non-marketable interest basis using the equity value derived from a PWERM on two different liquidity scenarios: (1) an initial public offering, or IPO, and (2) staying private. The IPO valuation was based on guideline recent IPO transactions and assumed an estimated timeline for an IPO to occur. For the staying private valuation, the OPM allocation used the back-solve method to determine our total equity value with reference to our Series D valuation, where we sold our Series D preferred stock to new and existing investors at a price of $1.3792 per share, a substantial decrease from the previously estimated fair value of our common stock of $2.05 per share in May 2024. We then applied a discount for lack of marketability with respect to each of the initial public offering and staying private scenarios to arrive at a $1.08 per share valuation.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of future events. Changes in any or all of these estimates and assumptions, or the relationships between those assumptions, impact our valuations as of each valuation date and may have a material impact on the valuation of common stock. The assumptions underlying these valuations represent our management’s best estimate at the time of the valuation, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different.

The midpoint of the estimated price range set forth on the cover of this prospectus is $[*] per share. As is typical in IPOs, this price range was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were: an analysis of typical valuation ranges seen in recent IPOs in our industry; the current condition of the public capital markets; and recent market prices of and the demand for, publicly traded common stock of generally comparable companies in the pharmaceutical and biotechnology industry. We believe that the difference between the fair value of our common stock as of December 2024 and the midpoint of the price

U.S. Securities and Exchange Commission

January 21, 2025

range for this offering is the result of these factors, as well as: continued progress in our clinical trials, including initiation of the Phase 2 clinical trial for MZE829; recent feedback from testing-the-waters meetings with potential investors; and the expected cash proceeds we would receive from this offering. In addition, the initial public offering price range necessarily assumes that the initial public offering has occurred, a public market for our common stock has been created and that our convertible preferred stock has converted into common stock in connection with this offering. The price range therefore excludes any probability that we might not complete this offering, any marketability or liquidity discount, and any consideration of the superior rights and preferences of our preferred stock, which were factored into the determination of the fair value of our common stock as of the December 2024 stock option grants and repricing.

Once a public trading market for our common stock has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for stock option grants and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.